Exhibit 99.1

January 5, 2021

GOLD STANDARD VENTURES ANNOUNCES SENIOR LEADERSHIP CHANGES

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced the appointment of three seasoned senior executives to help its primary objective of advancing the South Railroad Project (“SRP”) towards permitting, construction, and ultimately production. The Company concurrently announces the departures of Michael Waldkirch, Chief Financial Officer; Glenn Kumoi, Vice President, General Counsel and Corporate Secretary; and William “Bill” Gehlen, Manager, Corporate Development. Joining the Company are:

Lawrence “Larry” Radford, Chief Operating Officer, effective January 4, 2021.

Mr. Radford has held senior operational roles at Hecla Mining, Kinross Gold, and Barrick Gold. He brings a strong background in project construction and commissioning, technical support, and leading safety and productivity improvements at precious metal operations across the world. Mr. Radford most recently held the role of Chief Operating Officer at Hecla, and previously managed the construction of both the Fort Knox heap leach operation in Alaska (Kinross) and the Cowal gold mine in Australia (Barrick). He holds a Bachelor of Science, Mining Engineering, from the University of Idaho and an MBA from the University of Alaska Fairbanks.

Based out of the Company’s Nevada office, Mr. Radford will oversee all aspects of the operations in Nevada, as well as share the responsibility of ensuring the Company meets its short-term operational and long-term strategic goals.

Jordan Neeser, Chief Financial Officer, which will take effect in March 2021.

Mr. Neeser has held senior financial roles at Conifex Timber, the Jim Pattison Group, and First Quantum Minerals. He brings experience in financial reporting, corporate finance, and corporate development from his roles as group controller at First Quantum during a period of significant growth, managing capital markets investments at the Jim Pattison Group, and recently as Chief Financial Officer at Conifex. Mr. Neeser started his career with KPMG, is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce, Accounting, from the University of British Columbia.

Based out of the Company’s Vancouver office, Mr. Neeser will be responsible for financial reporting and controls, regulatory compliance, capital management and governance, as well as act as the Company’s Corporate Secretary. Mr. Waldkirch and Mr. Kumoi will assist in the transition until Mr. Neeser takes on his role.

Michael McDonald, Vice President, Corporate Development & Investor Relations, effective January 4, 2021.

Mr. McDonald has held senior corporate roles at SSR Mining and Goldcorp. He was a key member of the corporate development team at SSR Mining during its acquisition of the Marigold mine in Nevada, and most recently oversaw the investor relations program during the merger with Alacer Gold. Mr. McDonald started his career in investment banking and holds a Bachelor of Commerce, Finance, from the University of British Columbia.

Based out of the Company’s Vancouver office, Mr. McDonald will be responsible for managing the investor relations program, progressing key corporate development initiatives, and working with the senior executive team in developing and executing the corporate strategy.

“I wish to thank Mr. Waldkirch, Mr. Kumoi, and Mr. Gehlen for their significant contributions over the past few years to Gold Standard. Each of them was instrumental to the success of the Company during its formative years,” said Jason Attew, President and CEO. “As we move forward to achieve our goal of becoming the low-cost producer of choice in Nevada, Larry, Jordan, and Michael will be key to Gold Standard’s future success. Larry’s experience in managing the permitting and construction phases at major gold mines will be invaluable as we advance the South Railroad Project. He will immediately begin overseeing the finalization of the SRP Feasibility Study which we anticipate being released before year end. Jordan and Michael are both well-rounded executives who bring a wealth of experience in corporate roles at major mining companies. I am confident they bring the right financial acumen and capital markets expertise to help deliver long-term value to shareholders.”

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, advancing permitting, construction, and potential production at SRP; timing of the SRP Feasibility Study; and the goal of becoming a low-cost producer in Nevada, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions, the current outbreak of the novel coronavirus (COVID-19), and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices, title matters, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com